GRASIM
ADITYA BIRLA GROUP

82-3322
SUPPL
12G32BR

June 1, 2004 04030729

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

Sub: Offer to purchase upto 3,73,19,587 Fully Paid Equity Shares of Rs.10/- each aggregating to 30% of the emerging Share Capital of Ultra Tech CemCo Ltd. at a price of Rs.342.60 per share payable in cash

Further to our letters dated May 13, 2004 and May 14, 2004 on the above subject, we are sending herewith a hard and soft copy each of the Offer Letter dated May 27, 2004 and the Form of Acceptance, which are being mailed by us to the Shareholders of Ultra Tech CemCo Ltd.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

dlw 6/17

encl: as above

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
(Please send this Form with enclosures to the Registrars to the Offer ONLY at their address given overleaf)

OFFER	
OPENS ON	JUNE 07, 2004
CLOSES ON	JUNE 21, 2004

FORM OF ACCEPTANCE CUM ACKNOWLEDGEMENT

PLEASE READ THE PARA ON "PROCEDURE FOR THE ACCEPTANCE AND SETTLEMENT" OF THE OFFER LETTER BEFORE FILLING THIS FORM.

To
Grasim Industries Limited
Birlagram, Nagda 456 331, Madhya Pradesh, India

Sub: Offer to purchase up to 3,73,19,587 fully paid up equity shares of Rs 10 each, representing up to 30% of the Emerging Share Capital, of Ultra Tech Cemco Limited ("Ultra Tech"), at a price of Rs 342.60 per share ("Offer") by Grasim Industries Limited ("Grasim").

Dear Sir,

I/We refer to the Offer Letter dated May 27, 2004 for acquiring the equity shares held by me/us in Ultra Tech.
I/We the undersigned, have read the Offer Letter and accept unconditionally its contents including the terms and conditions and procedures as mentioned therein.

For Shares in Physical Form
I/We, accept the Offer and enclose the original share certificate(s) and duly signed valid transfer deed(s) in respect of my/our shares as detailed below:

Sr. No.	Share Certificate No(s).	Distinctive No.		No. of Equity Shares
		From	To	
(In case the space provided is inadequate, please attach a separate sheet with details) **Total Number of Equity Shares**				

I/We note and understand that the Original share certificate(s) and valid share transfer deed will be held in trust for me/us by the Registrars to the Offer until the time Grasim pays the purchase consideration as mentioned in the Offer Letter.

I/We also note and understand that Grasim will pay the purchase consideration only after verification of the documents and signatures, and obtaining necessary approvals.

For Shares held in Demat Form
I/We, hold shares in demat form and accept the Offer and enclose photocopy of the Delivery Instruction duly acknowledged by my/our DP in respect of my/our equity shares as detailed below:

DP Name	DP ID	Client ID / BO ID	No. of Equity Shares	Name of Beneficiary

I/We have done an off market transaction for crediting the shares to the Escrow Account named "Sharepro-Ultra Tech Escrow Account" (the "Depository Escrow Account") with the following particulars: **Depository Participant Name:** Stock Holding Corporation of India Limited **Client ID No.: 1601010000256225 DP ID No.: 10100**
Shareholders whose shares are held in beneficiary Account with NSDL have to use an inter–depository delivery instruction slip for the purpose of crediting their shares in favour of the Depository Escrow Account with CDSL.
I/We note and understand that the Shares would lie in the Depository Escrow Account until the time Grasim makes payment of the purchase consideration as mentioned in the Offer Letter.
For NRIs/OCBs/FIIs/Foreign Shareholders
I/We have enclosed the following documents:
- □ No Objection Certificate / Tax Clearance Certificate from Income Tax Authorities.
- □ Previous RBI approvals at the time of acquiring the shares of Larsen and Toubro Limited.

I/We confirm that the equity shares of Ultra Tech which are being tendered herewith by me/us under this Offer, are free from liens, charges and encumbrances of any kind whatsoever.
I/We authorise Grasim to accept the shares so offered in terms of the Offer Letter and I/We further authorise Grasim to return to me/us, equity shares/share certificate(s) in respect of which the Offer is not found valid / not accepted without specifying the reasons thereof.
I/We authorise to send the draft / cheque in settlement of the amount, to the sole / first holder at the address recorded with the Company/Depository Participant.
Yours faithfully,
Signed and Delivered:

	FULL NAMES	SIGNATURE(S)
First/Sole Shareholder		
Second Shareholder		
Third Shareholder		
Fourth Shareholder		

Address of First/Sole Shareholder ______________________________

Tel. No. ____________ Fax No. ____________ Email ____________
Place: Date :

Note: In case of joint holdings, all holders must sign. In case of body corporate, stamp of the company should be affixed and necessary board resolution should be attached. So as to avoid fraudulent encashment in transit, the shareholder(s) holding shares in physical form should provide details of bank account of the first/sole shareholder and the consideration cheque or demand draft will be drawn accordingly. For shares that are tendered in electronic form, the Bank account as obtained from the beneficiary position download to be provided by the depositories will be considered and the cheque or demand draft will be issued with the said Bank particulars.

Name of the Bank		Branch	
Account Number		Savings/Current/Others (please specify)	

— — — — — — — — TEAR ALONG THIS LINE — — — — — — — —

Folio No. **Sr. No.** **Grasim Industries Limited** **ACKNOWLEDGEMENT SLIP**
Birlagram, Nagda 456 331, Madhya Pradesh, India

Received from Mr./Ms ______________________________
Address ______________________________

Form of acceptance cum acknowledgement, # ______ Number of Share Certificates for ______ Equity shares/
#copy of Delivery instruction to (DP) for ______________ Equity shares

Signature of Official and Date of Receipt	Stamp of collection centre

Note : All future correspondence, if any, should be addressed to the Registrars to the Offer at the following address :

SHAREPRO SERVICES

(Unit : Ultra Tech - Offer)

Satam Estate, 3rd Floor, Above Bank of Baroda, Cardinal Gracious Road, Andheri (East), Mumbai 400 099.
Tel: +91 22 2821 5168 / 2832 9828, Fax : +91 22 2837 5646, Email : sharepro@vsnl.com

Details of Collection Centres:

Name & Address of the collection centres	Contact Person	Mode of Delivery	Telephone Number(s)	Fax Number
Satam Estate, 3rd Floor, Above Bank of Baroda Cardinal Gracious Rd Andheri East Mumbai – 400 099	Mr.Varghese P.A. Mr.Satish H.K.	Hand Delivery or Registered Post.	022-28215168 022-28329828	022-28375646
912 Raheja Centre Free Press Journal Road, Nariman Point Mumbai – 400 021	Ms.Mazrine Wadia Mr.Ramesh Babu	Hand Delivery	022-22825163 022-22881569	022 – 22825484
Skypak Financial Sec.Pvt.Ltd. 2nd Flr, Bridge House Opp.Old High Court Stadium Road Ahmedabad – 380 014	Mr.David Moses	Hand Delivery	079-27542153	079 -27542072
Skypak Financial Sec. Pvt.Ltd. 593, 6th Cross, 10th Main, Jeevan Bima Nagar, HAL 3rd Stage Bangalore – 560 075	Mr.Renny James	Hand Delivery	080-51155090	
Skypak Financial Sec. Pvt.Ltd. 5A Orient Row Ground Floor Kolkata – 700 017	Ms.Pritha Banerjee	Hand Delivery	033-22363358	033-28331313
Skypak Financial Sec. Pvt.Ltd. Upper Ground Floor 'C' Mount Chambers 758 Mount Road Chennai – 600 002	Mr.Devanandan	Hand Delivery	044-28522253 044-28585435	
Skypak Finanacial Sec. Pvt.Ltd. 205 Ashoka Chambers 2nd Flr. Adarsh Nagar Hyderabad – 500 463	Mr.Anil Kumar	Hand Delivery	040-31160383	040 –24256915
Skypak Financial Sec. Pvt.Ltd. Satyam Hotel Building 10, Qutub Road, Ram Nagar, Pahar Ganj, New Delhi- 110 055	Mr.Mahip Kulashreshtha	Hand Delivery	011-23621147 011-23538459 011-30974421	
Skypak Financial Sec. Pvt. Ltd. 118/4, Gokul Nagar S.V.Nagar, Opp. IDBI Bank, Above Hotel Niranjan, F.C.Road Pune – 411 005	Mr.Sakharam Gogawle	Hand Delivery	020-25656489 020-25535277 020-25650078	
Skypak Financial Sec. Pvt.Ltd. 114, Belgium Square Opp.Linear Bus Stop Delhi Gate Surat – 395 003	Mr.Hemant Kumar Mistry	Hand Delivery	0261-2424045 0261-2426920	
Skypak Financial Sec. Pvt.Ltd. 21, Sampatrao Colony Near Hotel Skylab Jetalpur Road Baroda – 390 005	Mr.Millind Patel	Hand Delivery	0265-2325675 0265-3099564	

Business Hours : Monday to Saturday : Between 10.00 a.m. to 5.00 p.m (excluding Sundays and Public Holidays)

SHAREHOLDERS OF ULTRA TECH HOLDING SHARES IN DEMATERIALISED FORM WITH A DEPOSITORY PARTICIPANT OF NSDL WILL BE REQUIRED TO FILL IN AN INTER-DEPOSITORY DELIVERY INSTRUCTION SLIP. THIS SLIP CAN BE AVAILED FROM YOUR DEPOSITORY PARTICIPANT.

TEAR ALONG THIS LINE

Note : All future correspondence, if any, should be addressed to the Registrars to the Offer at the following address :

SHAREPRO SERVICES

(Unit : Ultra Tech - Offer)

Satam Estate, 3rd Floor, Above Bank of Baroda, Cardinal Gracious Road, Andheri (East), Mumbai 400 099.
Tel: +91 22 2821 5168 / 2832 9828, Fax : +91 22 2837 5646,
Email : sharepro@vsnl.com

OFFER LETTER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Offer Letter is sent to you as equity shareholder(s) of Ultra Tech Cemco Limited, as per the Scheme of Arrangement. If you require any clarifications about the action to be taken, you may consult your investment consultant or the Registrars to the Offer. In case, you have sold your equity shares in Ultra Tech Cemco Limited, please hand over this Offer Letter, the accompanying Form of Acceptance-cum-Acknowledgement and Transfer Deed to the purchaser of the equity shares.

OFFER, PURSUANT TO THE SCHEME OF ARRANGEMENT UNDER SECTIONS 391- 394 OF THE COMPANIES ACT, 1956, BETWEEN LARSEN & TOUBRO LIMITED ("L&T"), ULTRA TECH CEMCO LIMITED ("Ultra Tech") AND THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS AND GRASIM INDUSTRIES LIMITED ("Grasim") AS SHAREHOLDER OF L&T AND THE L&T EMPLOYEES WELFARE FOUNDATION (the "Trust") WHICH WAS SANCTIONED BY THE HIGH COURT OF JUDICATURE AT BOMBAY ON APRIL 22, 2004 (the "Scheme") WITH THE OBJECT OF ACQUIRING MANAGEMENT CONTROL OF ULTRA TECH

By

GRASIM INDUSTRIES LIMITED

(Registered Office: Birlagram, Nagda 456 331, Madhya Pradesh, India)
Tel.: (+91-07366-2467 6066)

(Corporate Office: 91, Sakhar Bhavan, 9th Floor, 230 Nariman Point, Mumbai – 400 021)
Tel.: (+91-22-2281 9520) Fax: (+91-22-2284 6299)

To purchase up to 3,73,19,587 fully paid up equity shares of Rs. 10/- each aggregating 30% of the Emerging Share Capital at a price of Rs. 342.60 per share for cash (the "Offer")

of

ULTRA TECH CEMCO LIMITED

(Registered Office: L&T House, Ballard Estate, Mumbai – 400 001)
Tel.: (+91-22-2268 5656) Fax: (+91-22-2268 5858)

Pursuant to the Scheme and after the Effective Date, Ultra Tech will issue and allot 9,95,21,437 fully paid up equity shares to the shareholders of L&T thereby increasing the issued and paid up capital of Ultra Tech to 12,43,98,621 fully paid up equity shares of Rs. 10/- each i.e. Emerging Share Capital. Ultra Tech equity shares are being allotted to the shareholders on May 31, 2004.

The Offer is made pursuant to the Scheme and is an integral part thereof, and consequently, the Offer and the acquisition of the shares of Ultra Tech is exempt under Regulations 3(1)(j)(ii) and 3(1)(k) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and amendments thereof (the "Regulations"). Accordingly, the Offer Letter has not been submitted to the Securities and Exchange Board of India ("SEBI").

Grasim will make an application for the requisite approval to Reserve Bank of India ("RBI") to acquire shares, if any, from non resident shareholders of Ultra Tech. As of the date of this Offer Letter, there are no further statutory approvals envisaged in the implementation of the Offer other than as stated above. If any other statutory approvals are required to be obtained, the Offer would be subject to receipt of such statutory approvals. Grasim will not proceed with the Offer in the event that such statutory approvals are not obtained.

Shareholders desirous of withdrawing their acceptances tendered in the Offer, can do so by submitting the documents so as to reach the Registrars to the Offer at any of the collection centers mentioned herein on or before June 17, 2004.

The Public Notice and this Offer Letter (including Form of Acceptance-cum-Acknowledgement and Form of Withdrawal) are available on Grasim's website (www.grasim.com).

REGISTRARS TO THE OFFER

SHAREPRO SERVICES

Satam Estate, 3rd Floor, Above Bank of Baroda, Cardinal Gracious Road, Chakala, Andheri (East), Mumbai - 400 099
Tel.: +91-22-2821 5168 / 2832 9828, Fax: +91-22-2837 5646, Email: sharepro@vsnl.com, Contact Person: Mr. Verghese P.A. / Mr. Satish H.K.

OFFER OPENS ON: JUNE 7, 2004, MONDAY   OFFER CLOSES ON: JUNE 21, 2004, MONDAY

SCHEDULE OF MAJOR ACTIVITIES OF THE OFFER

Activity	Date/(Day)
Specified date (for the purpose of determining the names of shareholders to whom the Offer Letter would be sent)	May 27, 2004 (Thursday)
Date by which Offer Letter to be posted to shareholders	June 4, 2004 (Friday)
Date of Opening of the Offer	June 7, 2004 (Monday)
Last date for shareholders of Ultra Tech for withdrawing their acceptance tendered	June 17, 2004 (Thursday)
Date of Closing of the Offer	June 21, 2004 (Monday)
Date by which acceptance / rejection under the Offer would be intimated and the corresponding payment for the acquired shares be dispatched and / or the unaccepted shares / share certificates will be dispatched / credited.	July 20, 2004 (Tuesday)

DEFINITIONS	
Act	The Companies Act, 1956
Appointed Date	April 1, 2003
BSE	The Stock Exchange, Mumbai
CBMC	Cement Business Management Committee
CDSL	Central Depository Services (India) Limited
Dakshin Cements	Dakshin Cements Limited
DP or Depository Participant	Stock Holding Corporation of India Limited
DRI	Direct Reduced Iron
Effective Date	May 14, 2004
Emerging Share Capital	The increased issued and paid up capital of Ultra Tech comprising 12,43,98,621 fully paid up equity shares of Rs. 10/- each after the issue and allotment of 9,95,21,437 fully paid up equity shares to the shareholders of L&T pursuant to the Scheme
Escrow Bank or UTI Bank	UTI Bank Limited, having its office at Universal Insurance Building, Ground Floor, Sir P.M. Road, Fort, Mumbai – 400 001
FII(s)	Foreign Institutional Investors registered with SEBI
Form of Acceptance	Form of Acceptance-cum-Acknowledgement accompanying this Offer Letter
Form of Withdrawal	Form of Withdrawal accompanying this Offer Letter
GDR	Global Depository Receipts issued by Ultra Tech
Grasim	Grasim Industries Limited
HBI	Hot Briquetted Iron
High Court	The High Court of Judicature at Bombay
IT Act	The Income Tax Act, 1961
L&T	Larsen & Toubro Limited
L&T – Ceylinco	L&T Ceylinco (Private) Limited
L&T Shares	1,85,98,068 fully paid up equity shares of Rs. 2/- each representing 14.95% of the paid up equity capital of L&T, held by Grasim and Samruddhi after the Demerger and the capital reorganisation in terms of the Scheme.
Mn	Million
NCCL	Narmada Cement Company Limited
Non-Resident Shareholders	NRIs, Overseas Corporate Bodies and FIIs holding the equity shares of Ultra Tech
NSE	The National Stock Exchange of India Limited
NRI(s)	Non Resident Indians
NSDL	National Securities Depository Limited
Offer	Offer to acquire upto 3,73,19,587 fully paid up equity shares of Rs. 10/- each of Ultra Tech, representing 30% of the Emerging Share Capital of Ultra Tech, at a price of Rs. 342.60 per fully paid up equity share, payable in cash
Offer Consideration	The amount of Rs. 1278.6 crores deposited in an interest bearing escrow arrangement with UTI Bank, being the maximum purchase consideration payable in case of full acceptance of the Offer
Offer Escrow Agreement	Agreement entered into between Grasim and UTI Bank for the purposes of the Offer Consideration
Offer Period	June 7, 2004 to June 21, 2004 (including both days)

DISCLAIMER

Grasim does not accept any responsibility for statements made otherwise than in this Offer Letter or in the Public Notice or any material issued by Grasim and anyone placing reliance on any other source of information would be doing so at his/her/their own risk.

1. The Scheme

1.1. A Restructuring Agreement dated November 3, 2003 was entered between L&T, L&T Cement Limited (now Ultra Tech), Grasim, Samruddhi Swastik Trading and Investments Limited ("Samruddhi") and the Trust. Pursuant to the Restructuring Agreement, the Scheme was entered between L&T, Ultra Tech and their respective shareholders and creditors and Grasim as shareholder of L&T and Trust. After obtaining the no objection letters from The Stock Exchange, Mumbai ("BSE") and the National Stock Exchange of India Limited ("NSE"), the Scheme was filed with the High Court of Judicature at Bombay (the "High Court"). Subsequently, the Scheme was approved by the creditors and the shareholders of L&T and was sanctioned by the High Court after considering all objections, vide its order dated April 22, 2004. The Scheme was made effective from May 14, 2004 (the "Effective Date"). Grasim is not aware of any appeal having been filed on the order of the High Court on April 22, 2004 sanctioning the Scheme.

1.2. The Scheme is pursuant to Sections 391 - 394 and other relevant provisions of the Companies Act, 1956 (the "Act") and in compliance with the provisions of Section 2(19)(AA) of the Income - tax Act, 1961 (the "IT Act").

1.3. The Scheme is a composite scheme, which provides for:

- The demerger of the cement business of L&T and the transfer and vesting of the same in Ultra Tech and the issuance of shares of Ultra Tech to the shareholders of L&T;
- The offer by Grasim and/or its associates to acquire up to 30% of the Emerging Share Capital of Ultra Tech;
- Purchase of 8.5% of the Emerging Share Capital of Ultra Tech ("Ultra Tech Shares") by Grasim from L&T and the sale of 14.95% of the paid up equity share capital of L&T ("L&T Shares") post-demerger to Trust by Grasim and Samruddhi;
- The management of the Cement Business from the filing of the Scheme with the High Court upto the acquisition of management control by Grasim;
- Acquisition of management control of Ultra Tech by Grasim; and
- Various other matters consequential or otherwise integrally connected therewith.

The Appointed Date for the Scheme is April 1, 2003 (the "Appointed Date").

1.4. A summary of the salient features of the Scheme and some of the actions taken thereunder are set out below:

(a) In terms of the Scheme, as of the Effective Date and with effect from the Appointed Date, the Demerged Undertaking as defined in the Scheme stands demerged from L&T and transferred to and vested in Ultra Tech as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, claims, title, interest and authorities of Ultra Tech.

The Demerged Undertaking comprises, inter alia, of the following:

- Grey cement manufacturing plants at Awarpur, Korpana Taluka, Chandrapur District, Maharashtra; Kovayya Village, Rajula Taluka, Amreli District, Gujarat; Hirmi, Singa Tehsil, Raipur District, Chattisgarh and Tadipatri, Anantapur District, Andhra Pradesh;
- Captive power plants at Awarpur, Maharashtra and Kovayya, Gujarat;
- Grey cement grinding units at Jharsuguda, Jharsuguda District, Orissa; Arakkonam, Chitteri Village, Arakkonam, Vellore District, Tamil Nadu and Raj Band, Durgapur District, West Bengal;
- Bulk cement handling terminals at Navi Mumbai, Maharashtra; Beach Road, Panambur, Mangalore, Karnataka and Willingdon Island, Cochin Port Trust, Cochin, Kerala;
- Rights and interest in the jetty situated at Kovayya, Gujarat;
- All other rights and interests, permissions including sales tax deferrals and exemptions and other benefits, lease rights, prospecting licences, mining leases, surface rights, future projects and applications made thereof, etc; and
- Investment comprising 6,91,71,183 equity shares of the face value of Rs.10/- each in Narmada Cement Company Limited ("NCCL"), which has been delisted.

(b) The Scheme also provides for the transfer of the assets and liabilities of the Demerged Undertaking, the legal

directors of L&T, e) Mr. S. Rajgopal and f) Mr. K.S.K. Khare, both of whom are nominee directors of Financial Institutions. Four key executives of the Cement Business of L&T and 1 nominee of Grasim on the Board of Directors of Ultra Tech were the permanent invitees on the CBMC. Any vacancy in the office of the directors mentioned in (a) and (b) above, shall be filled by the nominees of Grasim who fill the vacancy on the Board of Directors of Ultra Tech.

On the Effective Date (i.e. May 14, 2004), the Board of Directors of Ultra Tech has been reconstituted so as to mirror the composition of the CBMC (excluding the invitees) and the CBMC has been dissolved. The Board of Directors of Ultra Tech has appointed an additional director agreed to by all the directors. The Board of Directors of Ultra Tech has constituted a committee ("Ultra Tech Committee"), which mirrors the composition of the CBMC. The Ultra Tech Committee will oversee the operations of the Cement Business of Ultra Tech subject to the overall superintendence and control of the Board of Directors of Ultra Tech until the acquisition of management control by Grasim as mentioned below.

(i) Upon the shareholding of Grasim and Samruddhi, in Ultra Tech, amounting to atleast one share more than 5,16,25,428 equity shares representing 41.5% of the Emerging Share Capital of Ultra Tech and the release of the share escrow arrangement, Grasim shall acquire management control of Ultra Tech and the Board of Directors of Ultra Tech shall stand reconstituted, upon which majority of the directors shall be nominees of Grasim and 2 of the directors shall be nominated by L&T as agreed to by Grasim. Upon the acquisition of management control, Ultra Tech Committee shall stand dissolved.

(j) The release of the share escrow arrangement and completion of the purchase of the Ultra Tech Shares from L&T by Grasim and the sale of the L&T Shares by Grasim and Samruddhi to the Trust and the acquisition of management control shall occur simultaneously and concurrently on the same date after the completion of the Offer.

(k) The Offer, purchase of the Ultra Tech Shares by Grasim, the sale of the L&T Shares by Grasim and Samruddhi and the acquisition of management control form consideration for each other and are thus integral to each other.

(l) The shares of Ultra Tech shall be listed and/or admitted to trading on the relevant stock exchange(s) in India, where the equity shares of L&T are listed and/or admitted to trading.

(m) L&T is not entitled to participate in the Offer.

(n) L&T (by its Board of Directors) and Ultra Tech (by its Board of Directors), (either by themselves or through a committee appointed by them in this behalf) may also at any time make such modifications as they may consider necessary in relation to the procedure and modalities of effecting the transactions contemplated in the Scheme.

1.5. As of the Effective Date, the Offer, the share escrow arrangement and the completion of the purchase of the Ultra Tech Shares by Grasim from L&T and the sale of the L&T Shares by Grasim and Samruddhi to the Trust have become irrevocable and none of L&T or Grasim thereafter have a right to terminate its obligations in relation thereto.

1.6. As on the date of this Offer Letter, 3,69,42,154 equity shares and 21,79,975 equity shares representing in aggregate 15.72% of the paid up equity share capital of L&T are owned by Grasim and Samruddhi, respectively. Pursuant to the Scheme, Grasim and Samruddhi would hold in aggregate 51.08% of the Emerging Share Capital constituting 6,35,42,321 equity shares of Ultra Tech, being acquired in the following manner: (i) 12.6% through issuance of shares by Ultra Tech on account of demerger; (ii) 30% acquired through the Offer (assuming full response); (iii) 8.5% purchase from L&T. As on the date of this Offer Letter, L&T holds 2,48,77,184 equity shares representing 20% of the Emerging Share Capital and post the sale of its 8.5% holding to Grasim, L&T will hold 1,43,03,301 equity shares representing 11.5% of the Emerging Share Capital.

The Directors of Grasim and Samruddhi shall hold the following equity shares of Ultra Tech, which would be issued pursuant to the Scheme:

Name	Director on the Board of	Shares held pursuant to Demerger under the Scheme
Mr. Kumar Mangalam Birla	Grasim	400
Mrs. Rajashree Birla	Grasim	400
Mr. M C Bagrodia	Grasim	2334
Mr. B V Bhargava	Grasim	180
Mr. Cyril Shroff	Grasim	393
Mr. O P Rungta	Samruddhi	40
Mr. G K Tulsian	Samruddhi	400

3. The Offer

3.1. The Offer is made pursuant to the Scheme and is an integral part thereof, and consequently, the offer and the acquisition of the shares of Ultra Tech is exempt under regulations 3(1)(j)(ii) and 3(1)(k) of the Regulations.

3.2. This Offer is made by Grasim pursuant to the Scheme to purchase upto 3,73,19,587 shares at a price of Rs. 342.60 per share, aggregating 30% of the Emerging Share Capital of Ultra Tech with the object of acquiring management control of Ultra Tech.

3.3. The principal shareholders of L&T (being the three Financial Institutions) , have indicated that they are agreeable, in principle, to participate in the Offer.

3.4. The amount of Rs. 1278.6 crores, being the Offer Consideration, has been deposited by Grasim in an interest bearing escrow arrangement. The interest earned on the amount of the Offer Consideration, as defined below, held in escrow or invested in accordance with the Offer Escrow Agreement shall accrue on a proportionate basis to the successful offerees of the Offer. In the event that the Offer is not fully subscribed, the distribution of interest to the successful offerees will be limited pro rata to the extent of subscription to the Offer. It is clarified that such interest is not to be considered as an increase in the Offer Price.

3.5. The Offer is not subject to any minimum level of acceptance and Grasim will acquire all the fully paid up equity shares of Ultra Tech that are validly tendered in terms of the Offer up to a maximum of 3,73,19,587 equity shares.

3.6. Grasim and Samruddhi are not prohibited by SEBI from dealing in securities, in terms of directions issued under Section 11B of SEBI Act or under any of the regulations made under the SEBI Act. Based on the information available on SEBI's website, as on the date hereof, L&T, Ultra Tech and the Trust, have not been prohibited by SEBI from dealing in securities, in terms of directions issued under Section 11B of SEBI Act or under any of the regulations made under the SEBI Act.

3.7. The Public Notice, pursuant to the Scheme, for the Offer was made in the following newspapers on May 14, 2004:

Newspaper	Language	Editions
Financial Express	English	All editions
Janasatta	Hindi	All editions
Loksatta	Marathi	Mumbai edition

If there are any material developments in relation to the Offer, the same would be informed by way of a public notice in the newspapers mentioned above.

3.8. The equity shares to be acquired by Grasim under the Offer shall be delivered free of all liens, charges and encumbrances and together with all rights attached thereto, including the right to all dividends, bonus and rights offer declared hereafter.

For the avoidance of doubt it is clarified that the Offer is made pursuant to the Scheme and is an integral part thereof, and consequently, the Offer and the acquisition of the shares of Ultra Tech is exempt under regulations 3(1)(j)(ii) and 3(1)(k) of the Regulations.

4. Information on Grasim

4.1. Grasim was registered on August 25, 1947 in Gwalior under the Gwalior Companies Act (1 of Samvat 1963) as The Gwalior Rayon Silk Manufacturing (Weaving) Company Limited, and commenced operations in 1950. The name was subsequently changed to Grasim Industries Limited with effect from July 22, 1986.

4.2. The registered office of Grasim is situated at Birlagram, Nagda - 456 331, Madhya Pradesh, India. Tel: +91-07366 246760-66; Fax: +91-07366-244114/246024. The corporate office of Grasim is situated at 91, Sakhar Bhavan, 230, Nariman Point, Mumbai – 400 021. Tel: +91-22-2281 9520; Fax: +91-22-2284 6299.

4.3. Grasim, a flagship of the Aditya Birla Group, is among India's ten largest companies in the private sector in terms of assets and sales. Grasim is a professionally managed company. Grasim's key businesses include Viscose Staple Fibre ("VSF") and Cement. It also has interests in Sponge Iron, Chemicals and Textiles. Grasim's key business viz. VSF and Cement accounted for 78% of net revenues and 69% of operating profits in FY 2003-2004.

4.4. Set out below is a brief description of Grasim's key lines of business:

- Grasim pioneered the manufacture of VSF and is amongst the largest producers of the man-made cellulosic fibre in India. Grasim has an installed capacity of 251,850 TPA for production of VSF.
- Grasim is one of the largest producers of grey cement in India and is also one of South Asia's largest producers of white cement. Grasim has an installed capacity of 13.12 Mn TPA of grey cement and 400,000 TPA of white cement. It has cement plants located across the country at Karnataka, Maharashtra, Madhya Pradesh, Rajasthan,

4.8. The equity shares of Grasim are listed on the BSE, NSE, CSE and Madhya Pradesh Stock Exchange ("MPSE"). Grasim has applied for delisting its shares from CSE and MPSE. The global depository receipts of Grasim are listed on the Societe de la Bourse de Luxembourg.

4.9. Summary of the audited financial details of Grasim for the years ended March 31, 2002, 2003 and 2004 is as follows:

Rs. crore

Profit & Loss Account	FY 2001-2002	FY 2002-2003	FY 2003-2004
Income from Operations	**4387**	**4623**	**5233**
Other Income	115	116	180
Total Income	**4502**	**4739**	**5413**
Total Expenditure	3593	3603	3938
Profit before Depreciation, Interest and Tax	**909**	**1136**	**1475**
Depreciation	252	254	273
Interest	190	168	154
Profit before Exceptional Items and Tax	**467**	**714**	**1048**
Exceptional Items	(56)	(169)	29
Profit before Tax	**411**	**545**	**1077**
Provision for Current Taxation	57	192	291
Deferred tax	51	(15)	7
Profit After Tax	**303**	**368**	**779**
Balance Sheet Statement as on	**March 31, 2002**	**March 31, 2003**	**March 31, 2004**
Sources of Funds			
Paid up Share Capital	92	92	92
Reserves & Surplus (excluding revaluation reserves)	2615	2879	3514
Networth	**2707**	**2971**	**3606**
Secured Loans	1485	1501	1328
Unsecured Loans	475	539	709
Deferred Payment Credit and Documentary Bills Discounted	105	36	28
Total Loan Funds	**2065**	**2076**	**2065**
Deferred Tax Liability	**641**	**626**	**633**
Total	**5413**	**5673**	**6304**
Uses of Funds			
Net Fixed Assets	3264	3264	3213
Investments	1416	1796	2541
Net Current Assets	733	613	550
Total	**5413**	**5673**	**6304**
Other Financial Data			
Dividend Per Share (Rs)	9.0	10.0	14.0 (5)
Earning Per Share (Rs) (1)	33.0	40.1	85.0
Book Value Per Share (Rs) (2)	295.2	324.0	393.2
Return on Networth (%) (3)	11.7%	12.9%	23.7%
Return on Capital Employed (%) (4)	12.7%	15.9%	20.1%

(1) Earning per Share (EPS) = Profit after tax / No of shares outstanding (2) Book Value per Share = Networth / No of shares outstanding (3) Return on Networth (RONW) = PAT / Average Networth for the year (4) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year. Deferred Tax Liability is included in Capital Employed (5) Dividend has been recommended by the Board of Directors and is subject to approval of the Shareholders

Source: Audited Accounts of Grasim

11. **Borrowing Cost:**

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets are capitalised upto the date when such assets are ready for its intended use and other borrowing costs are charged to Profit & Loss Account.

12. **Current and Deferred Tax:**

Provision for Current Tax is made on the basis of estimated taxable income for the current accounting period and in accordance with the provisions as per the IT Act. Deferred Tax resulting from "timing difference" between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantially enacted as on the balance sheet date. The deferred tax asset is recognized and carried forward only to the extent that there is a reasonable certainty that the assets will be adjusted in future.

13. **Contingent Liabilities:**

Contingent liabilities are not provided for and are disclosed by way of Notes.

4.10. Information relating to companies promoted by Grasim, other than Samruddhi, for the last three years based on audited statements

Name of Company **Sun God Trading and Investments Limited**

Sun God Trading and Investments Limited was incorporated on July 1, 1994. The company has not generated any income in the last three years. As of March 31, 2004, the company had an accumulated loss of Rs. 0.17 lacs and share capital of Rs. 5 lacs.

Name of Company **Shree Digvijay Cement Company Limited**

Date of Incorporation November 6, 1944

Nature of Business Manufacture and sale of Cement and Clinker

Rs. crore

	For the year ended September 30, 2002 (Audited)	For the year ended September 30, 2003 (Audited)	For the period October 1, 2003 to March 31, 2004 (Unaudited)
Equity Capital	7.46	7.46	7.46
Reserves (excluding revaluation reserves)	1.18	1.42	1.42
Total Income	191.77	149.59	91.67
Profit after Tax	(21.40)	(34.10)	(1.07)
Accumulated Loss	161.88	195.98	197.05
Earnings Per Share (Rs.)	(28.71)	(45.75)	(14.17)#
Net Asset Value (Rs.)	NA	NA	NA

#This figure is annualized.

NA- Not Applicable

Name of Company **Hindalco Industries Limited**

Date of Incorporation December 15, 1958

Nature of Business Manufacture and Marketing of Aluminium, Copper and allied products.

Rs. crore

	FY 2001-2002	FY 2002-2003@	FY 2003-2004
Equity Capital	74.46	92.46	92.48
Reserves (excluding revaluation reserves)	4507.10	6098.63	6765.42
Total Income	2542.27	5203.98	6435.52
Profit after Tax	686.00	582.14	838.93
Earnings Per Share (Rs.)	92.12	62.92	90.71
Net Asset Value (including Deferred Tax) (Rs.)	674.93	761.02	849.20

@ Pursuant to scheme of arrangement between the company, Indo Gulf Corporation Limited and Indo Gulf Fertilizer Limited, the remaining business (Copper Business) of Indo Gulf Corporation Limited has been amalgamated with the company. The company has issued 1,87,67,835 equity shares of Rs. 10/- each (including 3,099 partly paid shares) to the equity shareholders of amalgamating company.

Source: Audited Accounts

Name of Company	**TANFAC Industries Limited**
Date of Incorporation	December 20, 1972
Nature of Business	Manufacture of Chemicals

Rs. crore

	FY 2001-2002	FY 2002-2003	FY 2003-2004
Equity Capital	9.98	9.98	9.98
Reserves (excluding revaluation reserves)	29.44	31.98	34.36
Total Income	71.62	73.60	81.82
Profit after Tax	2.95	3.89	3.39
Earnings Per Share (Rs.)	2.95	3.90	3.40
Net Asset Value (Rs.)	39.50	42.04	44.43

Source: Audited Accounts

4.11. Of the companies mentioned under paragraph 4.10, only Shree Digvijay Cement Company Limited is a sick company under the Sick Industrial Companies (Special Provisions) Act, 1985.

4.12. The Board of Grasim has constituted a Shareholders Grievance / Allotment & Transfer Committee and Audit Committee in accordance with listing agreements and in compliance with the SEBI Code on Corporate Governance. Grasim has complied with all mandatory and also some of the non-mandatory requirements of corporate governance norms as enumerated in clause 49 of the listing agreements with stock exchanges.

The pending litigation pertaining to Grasim as on March 31, 2004 include 104 Excise Duty cases aggregating Rs. 48.57 crore, 12 Custom Duty cases aggregating Rs. 19.19 crore, 64 Sales Tax & Entry Tax cases aggregating Rs. 20.30 crore, 5 Stamp Duty cases aggregating Rs. 16.63 crore, 6 Electricity Duty & Electric Charge cases aggregating Rs. 52.76 crore, 7 Land Compensation cases aggregating Rs.5.86 crore, 31 Labour Disputes cases aggregating Rs. 2.67 crore, 8 Freight Disputes aggregating Rs. 6.02 crore, 5 Wood Price Difference cases aggregating Rs. 3.57 crore, 1 Betterment Fees case of Rs. 0.57 crore, 6 Service Tax (Including interest) cases aggregating Rs. 2.44 crore, 5 Property Tax & Road Tax cases aggregating Rs. 1.05 crore, 19 Claims from Parties aggregating Rs. 1.27 crore, 2 Mineral Area Development Cess & Royalty cases aggregating Rs. 0.98 crore, 4 Water Cess cases aggregating Rs. 0.65 crore and 17 Other Miscellaneous cases aggregating Rs. 4.88 crore.

4.13. The Board has designated Mr. Ashok Malu, Company Secretary, as Compliance Officer.

4.14. Relevant Details of any merger, demerger, divestment and spin off during last 3 years.

FY 2003-2004

- Grasim has sold 55,28,289 equity shares of Indo Gulf Fertilisers Limited, being its entire holding in the Indo Gulf Fertilisers Limited. Grasim has earned a "Profit on sale of Trade Investments" of Rs. 28.89 crores, which has been accounted for and shown as exceptional item.

FY 2002-2003

- Grasim sold 15,03,79,023 equity shares of Mangalore Refinery and Petrochemicals Ltd. ("MRPL"), being its entire holding of MRPL to Oil and Natural Gas Corporation Ltd for a total consideration of Rs. 30.1 crore against its investment of Rs. 283.7 crore. The resultant loss was Rs. 208.6 crore, which was accounted for and shown as exceptional item.

FY 2001-2002

- Grasim sold its textile manufacturing units / undertakings at Gwalior for a consideration of Rs. 0.01 crore. Grasim also agreed to pay Rs. 15 crore to the Buyer for taking over of certain liabilities including the employees liabilities. Grasim has incurred a loss of Rs. 31.9 crore, which is charged to the profit and loss account.
- Grasim divested its entire holding in its software subsidiary – Birla Technologies Limited for a consideration of Rs 11.3 crore resulting in a non-cash loss of Rs. 18.1 crore.

5. Information on Samruddhi

5.1. Samruddhi, a wholly owned subsidiary of Grasim, is a public limited company, incorporated on July 1, 1994 under the Act.

5.2. The registered office of Samruddhi is situated at Birlagram, Nagda – 456 331, Madhya Pradesh, India.

5.3. Samruddhi is primarily engaged in investment activities. Samruddhi is not listed on any stock exchange.

Uses of Funds			
Net Fixed Assets	6.42	6.09	5.79
Investments	0.03	39.60	39.61
Net Current Assets	1.17	1.81	0.07
Total	**7.61**	**47.49**	**45.47**
Other Financial Data			
Earning Per Share (Rs) (1)	0.34	0.29	2.7
Book Value Per Share (Rs) (2)	11.2	11.4	14.1
Return on Networth (%) (3)	3.1%	2.6%	20.8%
Return on Capital Employed (%) (4)	4.3%	1.1%	4.3%

(1) Earning per Share (EPS) = Profit after tax / No of shares outstanding (2) Book Value per Share = Networth / No of shares outstanding (3) Return on Networth (RONW) = PAT / Average Networth for the year (4) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year. Deferred Tax Liability is included in Capital Employed.

Significant Accounting Policies:

1. Revenues are accounted for on accrual basis.
2. Fixed Assets and Investments are stated at Cost.
3. Amortisation of Preliminary Expenses:
    a. Preliminary Expenses are amortised over a period of ten years.
    b. Depreciation is charged on Written Down Value Method applying rates of Schedule XIV of the Act.

5.7. The Board has designated Mr. Kundan Lodha, as Manager under the Act.

6. Information on L&T

(Source : L&T)

6.1. L&T is an existing public limited company under the Act. Founded in 1938 as a partnership firm, L&T became a private limited company in 1946. It was converted into a public limited company in 1950.

6.2. The registered office and the corporate office of L&T is situated at L&T House, Ballard Estate, Mumbai - 400 001.

6.3. L&T is a professionally managed company with its day-to-day affairs being handled by a team of senior executives who have extensive experience in their line of business.

6.4. L&T is an engineering and construction conglomerate with operations in India and abroad. It has additional interests in information technology and electrical businesses. L&T's key businesses of engineering & construction accounted for 62% of total customer sales in FY 2002-2003. L&T also had a large capacity of manufacturing cement in India.

6.5. The shareholding pattern of L & T (as on March 31, 2004) is as follows:

Sr. No.	Shareholder's Category	No.	%
1.	Promoter Group	Nil	Nil
2.	FIIs / Mutual Funds / Financial Institutions/ Banks	13,58,27,472	54.59%
3.	Public (including NRIs & shares underlying the global depository reciepts)	11,29,76,119	45.41%
	Total Paid Up Capital	**24,88,03,591**	**100.00**

The company has no identifiable promoter group. Regulation 2(1)(h)(i) of the Regulations defines promoters inter-alia as 'the person or persons who are in control of the company'. The Directors (together with relatives collectively) hold 39,010 shares, representing 0.02% of the paid up capital of the company.

6.7. The table below provides brief details of the occupation, qualifications, date of appointment of the Directors of L&T:

Name	Occupation	Qualifications	Date of Appointment
Mr. A M Naik	Company Executive	B.E.	November 23,1989
Mr. A Ramakrishna	Company Executive	B.E., M.Sc.	January 1, 1992
Mr. J P Nayak	Company Executive	B.E., Post Graduate Diploma in Production Engg.	March 3, 1995
Mr. Y M Deosthalee	Company Executive	B.Com., L.L.B., ACA	March 3, 1995
Mr. K Venkataramanan	Company Executive	B.Tech.	May 28, 1999
Mr. R N Mukhija	Company Executive	B.Tech.	October 24, 2001
Mr. S S Marathe	Economist	M.A.	April 24, 1987
Mr. D V Kapur	Management Consultant	B.E.	September 5, 1989
Mr. S Rajgopal	Company Director	IAS	November 23, 2001
Mr. Kumar Mangalam Birla	Industrialist	ACA, MBA	November 23, 2001
Mrs. Rajashree Birla	Industrialist	B.A.	November 23, 2001
Mr. B P Deshmukh	Service	M.Com., L.L.B., FCS	April 19, 2002
Mr. K S K Khare	Service	M.A., L.L.M.	February 15, 2003
Mr. Kranti Sinha	Service	M.A.(Literature)	February 15, 2003

6.8. The equity shares of L&T are presently listed on the BSE, NSE and CSE. L&T's application for delisting its shares from CSE is pending approval by CSE. The global depository receipts of L&T are listed on the Societe de la Bourse de Luxembourg.

6.9. Summary of the audited financial details of L&T for the years ended March 31, 2002, 2003 and for the nine months ended December 31, 2003 is as follows:

Rs. crore

Profit & Loss Account	FY 2001-2002	FY 2002-2003	FY 2003-2004 (9 Months)
Income from Operations	**8167**	**9870**	**8041**
Other Income	218	254	239
Total Income	**8385**	**10124**	**8280**
Total Expenditure	7343	9155	7659
Profit before Depreciation, Interest and Tax	**1042**	**969**	**621**
Depreciation	325	305	218
Interest	316	177	99
Profit before Exceptional Items and Tax	**401**	**487**	**304**
Exceptional Items	(1)	23	29
Profit before Tax	**400**	**510**	**333**
Provision for Current Taxation	24	88	105
Deferred Tax	29	(11)	25
Profit after Tax	**347**	**433**	**253**
Balance Sheet Statement as on	**March 31, 2002**	**March 31, 2003**	
Sources of Funds			
Paid up Share Capital	249	249	
Reserves & Surplus (excluding revaluation reserves)	3059	3279	
Networth	**3308**	**3528**	

3. **Research and Development**

Revenue expenditure on research and development is charged under respective heads of account. Capital expenditure on research and development is included as part of fixed assets and depreciated on the same basis as other fixed assets.

4. **Retirement Benefits**

Provisions for / contributions to retirement benefits schemes are made as follows:

a) Provident fund on actual liability basis

b) Superannuation / Pension schemes on the basis of actual liability/actuarial valuation.

c) Gratuity based on actuarial valuation

d) Leave Encashment Benefit on retirement on actuarial valuation basis.

5. **Fixed Assets**

Fixed assets are stated at original cost net of tax / duty credits availed, if any, and those which were revalued as on October 1, 1984 are stated at the value determined by the valuers. Assets acquired on hire purchase basis are stated at their cash values. Specific know-how fees paid, if any, relating to plant and machinery is treated as part of cost thereof.

Revenue expenses incurred in connection with project implementation insofar as such expenses relate to the period prior to the commencement of commercial production are treated as part of project cost and capitalised.

Own manufactured assets are capitalised at cost including an appropriate share of overheads.

(Also refer to policy on Leases and Borrowing Costs , infra.)

6. **Leases**

a) Lease transactions entered into prior to April 1, 2001

Assets leased out are stated at original cost. Lease equalisation adjustment is the difference between capital recovery included in the lease rentals and depreciation provided in the books.

Lease rentals in respect of assets acquired under leases are charged to Profit and Loss Account.

b) Lease transactions entered into on or after April 1, 2001

i. Assets acquired under leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Such assets are capitalised at the inception of the lease at the lower of the fair value or the present value of minimum lease payments and a liability is created for an equivalent amount. Each lease rental paid is allocated between the liability and the interest cost, so as to obtain a constant periodic rate of interest on the outstanding liability for each period.

ii. Assets acquired as leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease rentals are charged to the Profit and Loss Account on accrual basis.

iii. Assets given under a finance lease are recognised as a receivable at an amount equal to the net investment in the lease. Lease income is recognised over the period of the lease so as to yield a constant rate of return on the net investment in the lease.

iv. Assets leased out under operating leases are capitalised. Rental income is recognised on accrual basis over the lease term.

v. Initial direct costs relating to assets given on finance lease are charged to Profit and Loss Account.

(Also refer to policy on Depreciation, infra)

7. **Depreciation**

a) Owned assets

Depreciation on revalued assets is calculated on straight line basis on the values and at the rates given by the valuers. The difference between depreciation on assets based on revaluation and that on original cost is transferred from Revaluation Reserve to Profit and Loss account.

Depreciation on original cost is provided on the written down value basis on assets acquired up to March 31, 1968 (at the rates prescribed under Schedule XIV to the Act) and on straight line basis on assets acquired subsequently (at the rates prevailing at the time of their acquisition on assets acquired up to September 30, 1987 and at the rates prescribed under Schedule XIV on assets acquired after that date).

12. **Interest**

The difference between the Face Value and the Issue Price of the Deep Discount Bonds, being in the nature of interest, is charged to the Profit and Loss Account, on a compound interest basis determined with reference to the yield inherent in the discount.

13. **Employee Stock Ownership Schemes**

a) Discount in respect of Stock Appreciation Rights ["SARs"] issued pursuant to Stock Appreciation Rights Scheme is charged to the Profit and Loss Account as employee compensation in the year in which the shares are allotted. SEBI (Employee Stock Options Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 require the accounting for discount on the grant of options over the period of vesting. However, in the case of SARs, the number of shares comprised in the grant is not quantifiable until the options vest. Hence, the charge to revenue is confined to options that are allotted.

b) In respect of stock options issued pursuant to the Stock Options Scheme, the difference between market price and the grant price, if any, on the date of grant of option, i.e., the discount is treated as employee compensation and deferred over the period of vesting.

14. **Deferred Revenue Expenditure**

The expenses disclosed under Miscellaneous Expenditure are amortised as follows:

a) Lump sum fees for technical know-how, other than those relating to plant and machinery, over a period of six years in case of foreign technology and three years in case of indigenous technology

b) Mining development expenses over a period of five years

c) Specialised softwares over a period of three years

d) Lump sum compensation paid under Voluntary Retirement Schemes launched from the year 2001-2002 and onwards are amortised over a period of five years. Payments made under the earlier schemes are amortised over a period of three years. The future pensions under Voluntary Retirement-cum-Pension Scheme are amortised over the period for which pensions are payable.

e) Premium paid on prepayment and refinancing of term loans is charged off over the tenor of the new loans in proportion to the principal amount outstanding.

15. **Foreign Currency Transactions**

Translation of overseas jobs / branches are as under:

a) Closing inventories at rates prevailing at the end of the year.

b) Fixed assets as at April 1, 1991 at rates prevailing at the end of the year in which additions were made. Subsequent additions at rates prevailing on the dates of additions. Depreciation is accounted for at the same rate at which assets are converted.

c) Other assets and liabilities at rates prevailing at the end of the year

d) Net revenues at the average rate for the year.

All other foreign currency transactions are accounted for at the rates prevailing on the dates of the transactions.

Foreign currency assets and liabilities (other than those relating to overseas jobs / branches) are converted at contracted / year-end rates as applicable.

The exchange differences on settlement/conversion are adjusted to:

a) Cost of fixed assets, if the foreign currency liability relates to fixed assets.

b) Profit and Loss account in other cases.

Wherever forward contracts are entered into the exchange differences are dealt with in the Profit and Loss Account over the period of the contracts.

16. **Segment Accounting**

i. Segment accounting policies

Segment accounting policies are in line with the accounting policies of the Company. However, the following specific accounting policies have been followed for segment reporting:

a) Segment Revenue includes Sales and other income directly identifiable with / allocable to the segment including inter-segment revenue.

- Captive power plants at Awarpur, Maharashtra and Kovayya, Gujarat;
- Grey cement grinding units at Jharsuguda, Jharsuguda District, Orissa; Arakkonam, Chitteri Village, Arakkonam, Vellore District, Tamil Nadu and Raj Band, Durgapur District, West Bengal;
- Bulk cement handling terminals at Navi Mumbai, Maharashtra; Beach Road, Panambur, Mangalore, Karnataka and Willingdon Island, Cochin Port Trust, Cochin, Kerala;
- Rights and interest in the jetty situated at Kovayya, Gujarat;
- All other rights and interests, permissions including sales tax deferrals and exemptions and other benefits, lease rights, prospecting licences, mining leases, surface rights, future projects and applications made thereof, etc.

7.5. Share capital structure of the Ultra Tech on the Effective Date:

	No. of Shares/ voting rights	% of shares/ voting rights
Fully paid up equity shares	12,43,98,621	100%
Partly paid up equity shares	Nil	Nil
Total paid up equity shares/ voting rights	**12,43,98,621**	**100%**

The details of Build up of pre-demerger capital of Ultra Tech is not available with Grasim. The details of the share capital of Ultra Tech as provided by L&T is as below:

The subscribed and paid up equity share capital of Ultra Tech as on the date of the Public Notice was 3,00,00,000 equity shares of Rs. 10/- each, of which 2,48,77,184 equity shares were fully paid up and 51,22,816 equity shares were paid up to the extent of Re.1/- each. Out of the above mentioned subscribed capital, L&T holds 2,48,77,177equity shares of Rs. 10/- each fully paid up and 51,22,816 equity shares of Rs.10/- each, Re.1/- paid up of Ultra Tech. The subscribers to the Memorandum of Association hold 7 equity shares of Rs.10/- each fully paid up. Pursuant to the Scheme, the partly paid up shares have been extinguished on the Effective Date and Ultra Tech will issue and allot 9,95,21,437 equity shares to the shareholders of L&T thereby increasing the issued and paid up capital of Ultra Tech to 12,43,98,621 equity shares of Rs. 10/- each.

7.6. As on the date of this Offer Letter the equity shares of Ultra Tech are not listed with any of the stock exchanges in India or abroad. The equity shares of Ultra Tech shall be listed, in accordance with the applicable regulations, on the relevant stock exchanges in India where the equity shares of L&T are listed. The GDRs to be issued pursuant to the Scheme, shall not be listed.

7.7. The Board of Directors of Ultra Tech is as listed below:

Name	Residence Address
Mr. Kumar Mangalam Birla	16-A, IL- Palazzo, Little Gibbs Road, Malabar Hill, Mumbai - 400 006
Mrs. Rajashree Birla	16-A, IL- Palazzo, Little Gibbs Road, Malabar Hill, Mumbai - 400 006
Mr. S Rajgopal	232, Buena Vista, Gen J. Bhosale Marg, Mumbai - 400 021
Mr. K S K Khare	Flat No.403, Gloom Fountain, Nirman Apartments, 77 Faizabad Road, Lucknow - 226 007
Mr. S S Marathe	"Vinay" , 9, Sahajeevan Co-op Hsg. Scy. Ltd., Off: Ganeshkhind Road, Pune - 411 007
Mr. J P Nayak	Glider House, 2nd Floor, 67F, Bhulabhai Desai Road, Mumbai - 400 026
Mr. Y M Deosthalee	1001, Prabhu Kutir, 15, Altamount Road, Mumbai - 400 026

Correspondence, if any, to the above directors may be forwarded to the registered office of Ultra Tech only, situated at L&T House, Ballard Estate, Mumbai - 400 001.

Of the above directors, Mr. Kumar Mangalam Birla (appointed on May 14, 2004) and Mrs. Rajashree Birla (appointed on May 14, 2004) are also directors on the Board of Grasim. All the directors of Ultra Tech are also directors on the Board of L&T.

7.8. The table below provides brief details of the occupation, qualifications, date of appointment of the Directors of Ultra Tech:

Name	Occupation	Qualifications	Date of Appointment
Mr. Kumar Mangalam Birla	Industrialist	ACA, MBA	May 14, 2004
Mrs. Rajashree Birla	Industrialist	B.A.	May 14, 2004
Mr. S Rajgopal	Company Director	IAS	May 14, 2004
Mr. K S K Khare	Service	M.A., L.L.M.	May 14, 2004
Mr. S S Marathe	Economist	M.A.	May 14, 2004
Mr. J P Nayak	Company Executive	B.E., Post Graduate Diploma in Production Engg.	August 22, 2000
Mr. Y M Deosthalee	Company Executive	B.Com., L.L.B., ACA	August 22, 2000

The Directors of Grasim and Samruddhi shall hold the following equity shares of Ultra Tech, issued pursuant to the demerger:

Name	Director on the Board of	Shares held pursuant to Demerger under the Scheme
Mr. Kumar Mangalam Birla	Grasim	400
Mrs. Rajashree Birla	Grasim	400
Mr. M C Bagrodia	Grasim	2334
Mr. B V Bhargava	Grasim	180
Mr. Cyril Shroff	Grasim	393
Mr. O P Rungta	Samruddhi	40
Mr. G K Tulsian	Samruddhi	400

7.9. Key Financials of Ultra Tech

The paid up equity share capital of the company as on March 31, 2004 was Rs. 25.39 crores before giving effect to the Scheme of Arrangement. Prior to the Effective Date, Ultra Tech did not have any commercial operations.

The Opening Financial Statement of the Demerged Undertaking as on April 1, 2003 (the Appointed Date) is as follows:

Sources of Funds	Rs. crore
Equity Capital and Reserves*	1018
Deferred Tax	659
Loan Funds	1733
Total	**3410**
Application of Funds	
Fixed Assets	2937
Investments	235
Net Current Assets	222
Miscellaneous Expenditure	16
Total	**3410**

* To be apportioned

7.10. Given below are the results of operation of the Cement Division of L&T for the past two years, which has been derived from the audited / limited review results pertaining to the Cement Segment, comprising of the Cement Division and the Ready Mix Concrete business ("RMC") (RMC does not form part of the Demerged Undertaking) published as part of the annual report of L&T / quarterly results under clause 41 of the listing agreement with the stock exchanges where L&T's shares are listed. The capital employed in the Cement Division has been adjusted to include the investment in NCCL.

Note: (1) Deferred tax not considered as part of networth (2) Deferred tax considered as part of Capital Employed (3) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year. NM - Not measurable. NA - Not applicable.

7.12. Information on Dakshin Cements

Dakshin Cements, which is a wholly owned subsidiary of Ultra Tech owns certain mining leases in the State of Andhra Pradesh and does not have any commercial operations as of date.

7.13. Information on L&T-Ceylinco

7.13.1. L&T's investments in Larsen & Toubro Ceylinco (Private) Limited ("L&T-Ceylinco") in Sri Lanka, representing 80% of equity capital of L&T-Ceylinco is being separately transferred to Ultra Tech by way of sale at book value. L&T-Ceylinco imports cement in bulk and sells in the Sri Lankan markets.

7.13.2. Key Financials of L&T-Ceylinco

Rs. crore

	Calendar 2001	Calendar 2002	Calendar 2003
Sales	93	81	136
Profit before Interest, Depreciation and Tax	5	3	9
Profit before Interest and Tax	4	2	8
Profit before Tax	(2)	(2)	7
Profit after Tax	(2)	(2)	7
Equity Capital	13	12	23
Networth (excluding Revaluation Reserves) (1)	(1)	(3)	15
Capital Employed (2)	10	5	15
Return on Networth (%) (3)	NM	NM	108%
Return on Capital Employed (%)(4)	22%	27%	76%
Book Value per share (Rs)	(0.40)	(1.20)	3.00
Earnings Per Share (Rs)	(0.80)	(0.80)	1.40

Note: (1) Deferred tax is not included in networth (2) Deferred tax considered as part of Capital Employed (3) Return on Networth (RONW) = PAT / Average Networth for the year (4) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year. NM - Not measurable. L&T - Ceylinco maintains its accounts in Sri Lankan Rupees. Sri Lankan Rupees have been converted into Indian Rupees as per applicable norms for revenue and balance sheet items

8. Offer Price and Financial Arrangements

8.1. The offer price as envisaged under the Scheme as approved *inter-alia* by the shareholders of L&T is Rs 342.60 per share (the "Offer Price").

8.2. A comparative ratio analysis of a few Indian cement companies with that of Ultra Tech has been presented below:

The financial parameters for cement division of L&T are based on the unaudited financials for 9 months ended December 31, 2003 and are as under:

Sales (Rs crore)	:	1,925
Profit before Interest, Depreciation and Tax (% of sales)	:	12.7%
Net Profit (Rs crore)	:	NA
Return on Networth (%)	:	NA
Earning Per Share (Rs.)	:	NA
P/E Multiple (based on Offer Price)	:	**NM**
Trailing Twelve Months Industry Average P/E Multiple for Cement – North *	:	19.6 (x)
Trailing Twelve Months Industry Average P/E Multiple for Cement – South *	:	15.2 (x)
Market Capitalisation/ Sales (based on Offer Price) (1)	:	**1.7**

27, 2004 (the "Specified Date", which is also the record date fixed by L&T for determining the equity shareholders of L&T to whom the shares of Ultra Tech will be allotted pursuant to the Scheme) and to also those persons except Grasim, Samruddhi and L&T who own the equity shares of Ultra Tech at any time prior to the Closure of the Offer, but are not registered shareholders. **The Offer Letter together with Form of Acceptance cum Acknowledgement ("Form of Acceptance"), Form of Withdrawal (to be used only if shareholders wish to withdraw the equity shares tendered in the Offer) and transfer deed (for shareholders holding equity shares in physical form) is being mailed to all the equity shareholders of Ultra Tech whose names appear on the Register of Members of L&T and to the beneficial owners of equity shares of L&T whose names appear on the beneficial record of the respective depositories, at the close of business on May 27, 2004, (also the record date fixed by L&T for determining the equity shareholders of L&T to whom the shares of Ultra Tech will be allotted pursuant to the Scheme).** Owners of equity shares at any time prior to the Closure of the Offer but not registered as shareholder(s) are also eligible to participate in the Offer.

11.2. The Offer will open on June 7, 2004, Monday and close on June 21, 2004, Monday.

11.3. The acceptance of the Offer is entirely at the discretion of the equity shareholders of Ultra Tech. Each shareholder of Ultra Tech to whom this Offer is being made, is free to offer his shareholding in Ultra Tech, in whole or in part while accepting the Offer.

11.4. The acceptance of the Offer must be unconditional and should be on the enclosed Form of Acceptance and sent alongwith the other documents as mentioned under paragraph 12.2 and 12.3 below, duly filled in and signed by the applicant shareholder(s).

11.5. Shareholders who have accepted the Offer by tendering the requisite documents, in terms of the Public Notice/ Offer Letter, can withdraw the same on or before June 17, 2004.

11.6. The instructions, authorisations and provisions contained in the Form of Acceptance and the Form of Withdrawal constitute an integral part of the terms of this Offer.

11.7. Accidental omission to dispatch this Offer Letter or any further communication, to any person to whom this Offer is made or the non-receipt of this Offer Letter by any such person shall not invalidate the Offer in any way.

11.8. Equity Shares tendered under this Offer should be free from any charge, lien or encumbrance of any kind whatsoever

11.9. Grasim will not be responsible in any manner for any loss of equity share certificate(s) and other documents during transit. The equity shareholders of Ultra Tech are therefore advised to adequately safeguard their interest in this regard.

11.10. In case, RBI's approval for acquisition of equity shares from Non-Resident Shareholders is unduly delayed, Grasim reserves the right to proceed with the payment to the resident shareholders whose equity shares have been accepted by Grasim in terms of this Offer, pending payment to the Non-resident shareholders upon the total consideration payable being deposited in the special account.

12. Procedure For Acceptance And Settlement of the Offer

12.1. Shareholders of Ultra Tech, other than Grasim, Samruddhi and L&T who wish to avail this Offer should forward the under mentioned documents, by hand delivery on days and during the business hours mentioned below, at any of the collection centres listed below, or by registered post to the Registrars to the Offer, Sharepro Services, Unit- Ultra Tech Offer, at their office at Satam Estate, 3rd Floor, Above Bank of Baroda, Cardinal Gracious Road, Chakala, Andheri (East), Mumbai - 400 099. Tel.: +91-22-28215168, +91-22-2832 9828 Fax: +91 22 28375646; Email: sharepro@vsnl.com Contact Person: Mr. Verghese P.A. / Mr. Satish H.K., so as to reach the Registrars to the Offer on or before June 21, 2004 Monday (i.e. the date of Closure of the Offer).

Name & Address of the Collection Centre	Contact Person	Mode of Delivery	Telephone No.	Fax No.
Sharepro Services Satam Estate, 3rd Floor Above Bank of Baroda Cardinal Gracious Road, Chakala Andheri (East), Mumbai 400099	Mr. Verghese P.A. / Mr. Satish H.K.	Hand Delivery or Registered Post	022-28215168 022-2832 9828	022-28375646
Sharepro Services 912, Raheja Centre Free Press Journal Road Nariman Point, Mumbai 400 021	Mr. Mazrina Wadia	Hand Delivery	022-22825163 022-22881569	
Skypak Financial Sec. Pvt. Ltd 2nd Floor, Bridge House Opp. Old High Court Stadium Road, Ahmedabad – 380014	Mr. David Moses	Hand Delivery	079-27542153	079-27542072

- Valid share transfer deed(s) duly signed as transferor(s) by the sole/joint shareholder(s) in the same order and as per specimen signatures lodged with Ultra Tech and duly witnessed at the appropriate place. The transfer deed should be left blank, except for the signatures as mentioned above. Attestation, where required (thumb impressions, signature difference, etc.) should be done by a Magistrate, Notary Public or Special Executive Magistrate or a similar authority holding a public office and authorized to use the seal of his office or a member of a recognized stock exchange under their seal of office and membership number or manager of the transferor's bank. A blank share transfer form is enclosed along with this Offer Letter.

  In the case of registered shareholder, non receipt of the aforesaid documents, but receipt of the share certificates and the duly completed transfer deed, the Offer shall be deemed to be accepted.

  Notwithstanding that the signature(s) of the transferor(s) has/have been attested as aforesaid, if the signature(s) of the transferor(s) differs from the specimen signature(s) recorded with Ultra Tech or are not in the same order, such equity shares are liable to be rejected under this Offer even if the Offer has been accepted by a *bona fide* owner of such equity shares.

- **Unregistered owners of equity shares of Ultra Tech should enclose:**
  - Form of Acceptance duly completed and signed in accordance with the instructions contained therein;
  - Equity share certificate(s) of Ultra Tech;
  - Broker Contract Note, if any;
  - Valid share transfer deed(s) as received from the seller. The details of buyer should be left blank failing which the same will be considered invalid under the Offer. All other requirements for valid transfer (including matching of signatures) will be preconditions for acceptance.
  - The acknowledgement received, if any, from Ultra Tech in case the equity shares have been lodged with Ultra Tech

  Unregistered owners can send their acceptance of the Offer in writing to the Registrars to the Offer, Sharepro Services, at the collection centers as mentioned in paragraph 12.1 above, on plain paper stating name, address, no. of equity shares held, no. of equity shares offered, share certificate no. distinctive nos., folio no., together with the original share certificate(s), valid transfer deeds in case of equity shares held in physical form and the original contract note, if any, issued by the broker through whom they acquired their equity shares. No indemnity is required from the unregistered owners

  Unregistered owners if they so desire may also apply on the Form of Acceptance downloaded from the Grasim's website (www.grasim.com).

12.3. Procedure for equity shares held in Demat Form

- **Beneficial owners should enclose:**
  - Form of Acceptance duly completed and signed in accordance with the instructions contained therein, by sole/joint shareholders whose names appear in the beneficiary account and in the same order therein. The Form of Acceptance has to be tendered by the beneficial holders of equity shares only.

    Incase of non receipt of the aforesaid documents, but receipt of the shares in the special depository account, the Offer shall be deemed to be accepted.
  - A photocopy or counterfoil of the Delivery Instructions in "off market" mode, duly acknowledged by the beneficial owners depository participant and filled as per the details of the Special Depository Account given below.

    Registrars to the Offer has for the purpose of this Offer, opened a Special Depository Account with Central Depository Services (India) Ltd. ("CDSL") named "Sharepro-Ultra Tech Escrow Account" with Stock Holding Corporation of India Limited, the details of which are given below:

DP ID Number	:	10100
DP Name	:	Stock Holding Corporation of India Limited
Client ID Number	:	1601010000256225
Depository	:	CDSL

Shareholders, having their beneficiary account with National Securities Depository Ltd. ("NSDL"), have to use inter-depository delivery instruction slip for the purpose of crediting their equity shares in favour of the Special Depository Account with CDSL.

ii) duly attested Power of Attorney if any person apart from the shareholder has signed the Form of Acceptance and/ or transfer deed(s);

iii) in case of companies, the necessary corporate authorization and specimen signatures (including Board Resolutions);

iv) any other relevant documentation.

12.7. The Registrars to the Offer will hold in trust the equity shares and equity share certificates, Form of Acceptance, the transfer form(s) and other documents on behalf of the shareholders of Ultra Tech who have tendered in the Offer, until the cheques/drafts for the consideration and/or the unaccepted equity shares/ equity share certificates are despatched/ returned. Grasim would not have access to these equity shares till such time.

12.8. Equity shares, that are the subject matter of litigation or are held in abeyance due to pending court cases, such that the shareholder(s) of Ultra Tech may be precluded from transferring the equity shares during pendency of the said litigation, are liable to be rejected unless directions/orders regarding the free transferability of such equity shares are received together with the equity shares tendered under the Offer prior to the date of Closure of the Offer. Any shares that are the subject matter of litigation wherein the shareholder(s) may be precluded from transferring the shares during the pendency of the said litigation are liable to be rejected in case directions/orders regarding these shares are not received together with the shares tendered under the offer. The Offer Letter in some of these cases, wherever possible, would be forwarded to the concerned statutory authorities for further action at their end.

12.9. In case the shares tendered in the Offer by the shareholders of Ultra Tech are more than the shares to be acquired under the Offer, the acquisition of shares from each shareholder will be on a proportionate basis, irrespective of whether the shares are held in physical or dematerialised form.

12.10. The consideration for the equity shares accepted by Grasim will be paid by crossed account payee cheques/demand drafts. Such cheques/demand drafts exceeding Rs. 1,500/- or unaccepted equity share certificates, transfer forms and other documents, if any, will be returned/despatched by Registered Post/Speed Post at the shareholders'/unregistered owners' sole risk, to the sole/first shareholder/unregistered owner. Cheques/demand drafts for Rs. 1,500/- or less will be sent under certificate of posting. All cheques/demand drafts will be drawn in the name of the first holder, in case of joint registered holders.

In case of dematerialised equity shares, the equity shares would reside in the Special Depository Account as mentioned above. The Registrars to the Offer will debit the Special Depository Account to the extent of payment of consideration made by Grasim and give instructions for the credit to the beneficial account of Grasim. The equity shares held in dematerialised form to the extent not accepted and/or partial acceptance by Grasim under the Offer will be released to the beneficial owner's depository account with the respective beneficial owners depository participant as per details furnished by the beneficial owner in the Form of Acceptance, at the sole risk of the beneficial owners.

12.11. Shareholders desirous of withdrawing their acceptances tendered in the Offer, can do so up to June 17, 2004. The withdrawal option can be exercised by submitting the document as per the instruction below, so as to reach the Registrars to the Offer at any of the collection centres mentioned above as per the mode of delivery indicated therein on or before June 17, 2004.

The withdrawal option can be exercised by submitting the Form of Withdrawal as enclosed with the Offer Letter.

a) Shareholders should enclose the following:

i. For equity shares held in demat form:

Beneficial owners should enclose:

- Duly signed and completed Form of Withdrawal. The signature(s) should be attested by the depository participant.
- Acknowledgement slip in original/Copy of the submitted Form of Acceptance , if submitted by registered post.
- Photocopy of the delivery instruction in "Off-market" mode or counterfoil of the delivery instruction in "Off-market" mode, duly acknowledged by the DP.

ii. For equity shares held in physical form:

Registered Shareholders should enclose:

- Duly signed and completed Form of Withdrawal.
- Acknowledgement slip in original/Copy of the submitted Form of Acceptance , if submitted by registered post.

3. Drawn up Court Order dated April 22, 2004
4. Deed of Covenant dated May 7, 2004
5. Annual Reports of Grasim and Samruddhi for the year ended March 31, 2004
6. Opening Financial Statement of the Demerged Undertaking as of April 1, 2003
7. Open Offer Escrow Agreement dated December 15, 2003
8. Share Escrow Agreement dated May 14, 2004
9. Share Purchase Agreement dated May 13, 2004

14. Declaration

The Board of Directors of Grasim have approved this Offer Letter. The Board of Directors of Grasim shall have the right to settle any question and/ or difficulties that may arise in relation to the Offer and the implementation thereof.

By Order of the Board,

For **Grasim Industries Limited**

Sd/-

Ashok Malu
Sr. Vice President & Company Secratary
(Authorised Signatory)

Place : Mumbai

Date : May 27, 2004

Enclosed:

a) Acceptance Form

b) Form of Withdrawal

c) Transfer Deed, if applicable

(Please read paragraph "PROCEDURE FOR ACCEPTANCE AND SETTLEMENT" of the Offer Letter before filing this form)

FORM OF WITHDRAWAL

OFFER		
Opens On	: June 7,	2004
Closes On	: June 21,	2004
Last Date of withdrawal :	June 17,	2004

(All terms and expressions used herein shall have the same meaning as ascribed thereto in the Offer Letter)

From:

To, **Grasim Industries Limited**
Birlagram, Nagda 456 331, Madhya Pradesh, India

Dear Sir,

Ref.: **Offer to purchase 3,73,19,587 fully paid-up Equity Shares of Rs. 10/- each, representing 30% of the Emerging Share Capital, of Ultra Tech Cemco Limited ("Ultra Tech"), at a price of Rs. 342.60 per share, payable in cash (the "Offer"), by Grasim Industries Limited ("Grasim")**

Sub.: **Submission of Form of Withdrawal**

I/We refer to the Offer Letter dated May 27, 2004 for acquiring the equity shares held by me/us in Ultra Tech.

I/We, the undersigned, have read the Offer Letter and accept unconditionally its contents including the terms and conditions and procedures as mentioned therein.

I/We have read the procedure for withdrawal of equity shares tendered by me/us in the Offer as mentioned in the paragraph 12.11 of the Offer Letter and unconditionally agree to the terms & condition mentioned therein.

I/We hereby consent unconditionally and irrevocably to withdraw my/our equity shares from the Offer and I/we further authorize Grasim to return to me/us, the tendered equity share certificate(s)/share(s) at my/our sole risk.

I/We note that upon withdrawal of my/our equity shares from the Offer, no claim or liability shall lie against Grasim/ the Transaction Advisors/ Legal Advisors/ Registrars to the Offer.

I/We note that this Form of Withdrawal should reach the Registrars to the Offer at any of the collection centres mentioned in the Offer Letter as per the mode of delivery indicated therein on or before the last date of withdrawal (i.e. June 17, 2004).

I/We note that Grasim/ Registrars to the Offer shall not be liable for any postal delay/loss in transit of the equity shares held in physical form and also for the non receipt of equity shares held in the dematerialised form in the DP account due to inaccurate/incomplete particulars/ instructions.

I/We also note and understand that Grasim will return original share certificate(s)/equity shares only on completion of verification of the documents and processing.

SHARES IN PHYSICAL FORM :

The particulars of withdrawal of original shares certificates and duly signed transfer deed(s) are detailed below:

Sr. No.	Ledger Folio No.	Certificate No.	Distinctive Nos.		No. of Equity Shares
			From	To	
	TENDERED				
1.					
2.					
3.					
	WITHDRAWN				
1.					
2					
3.					
Total No. of Certificates			**Total No. of Equity Shares**		

Please attach an additional sheet of paper if the above space is insufficient and authenticate the same.

Tear along this line